

07001964

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-051760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCF SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2019 N. Gateway Boulevard
(No. and Street)

Fresno (City) CA (State) 93727 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Townsend (559) 456-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 05 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LA VINE & ASSOCIATES CPAS, INC.
(Name – *if individual, state last, first, middle name*)

26691 Plaza, Suite 222 (Address) Mission Viejo (City), CA (State) 92691 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DAVID A HASKIN
Commission # 1459509
Notary Public - California
Fresno County
My Comm Expires Dec 30, 2007

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCF SECURITIES, INC.

Financial Statements

For the Year Ended December 31, 2006

LaVine & Associates • Certified Public Accountants, Inc.

LaVine
& Associates
Certified Public Accountants, Inc.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
SCF Securities, Inc.
Fresno, California

We have audited the accompanying statement of financial condition of SCF Securities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 under the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Mission Viejo, California
February 1, 2007

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

SCF SECURITIES, INC.

Balance Sheet

December 31, 2006

ASSETS

Cash and cash equivalents	$	302,162
Concessions receivable		54,201
Receivable from related parties		182,858
Securities, not readily marketable		46,185
Total Assets	$	585,406

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	48,781
Income taxes payable - Note 3		58,605
Total Liabilities		107,386
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding		560
Additional paid-in capital		52,600
Retained Earnings		424,860
Total Stockholder's Equity		478,020
Total Liabilities and Stockholder's Equity	$	585,406

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Statement of Income

For The Year Ended December 31, 2006

Revenue		
Concessions	$	2,436,789
Trading gains and losses		85,377
Interest income		3,160
Other income		11,304
Total Revenues		2,536,630
Expenses		
Commission expenses		1,781,791
Administrative support - Note 4		713,200
Other operating expenses		201,471
Reimbursed expenses		(341,940)
Total Expenses		2,354,522
Income before income taxes		182,108
Income tax provision - Current		58,605
Net Income	$	123,503

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Statements of Changes in Stockholder's Equity

For The Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unrealized Gains (Losses) on Marketable Securities Available for Sale	Total
Balance - January 1, 2006	$ 560	$ 52,600	$ 301,357	$ 53,490	$ 408,007
Unrealized gains on marketable securities, available for sale	-	-	-	(53,490)	(53,490)
Net income	-	-	123,503	-	123,503
Balance - December 31, 2006	$ 560	$ 52,600	$ 424,860	$ -	$ 478,020

The accompanying notes are an integral part of the financial statements.

SCF SECURITIES, INC.

Statement of Changes in Cash Flows

For The Year Ended December 31, 2006

Cash Flows From Operating Activities:	
Net income	$ 123,503
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used) in operating activities:	
Change in Marketable Securities	64,380
Change in Unrealized Gains and Losses on Marketable Securities	(53,490)
(Increase) decrease in:	
Concessions receivable	(29,656)
(Decrease) increase in:	
Accounts payable	(1,740)
Income taxes payable	58,605
Commissions payable	(11,515)
Total Adjustments	26,584
Net cash and cash equivalents provided by operating activities	150,087
Cash Flows From Financing Activities:	
Loans made to related parties	(57,400)
Net cash and cash equivalents provided used in financing activities	(57,400)
Net increase in cash and cash equivalents	92,687
Cash and Cash Equivalents at Beginning of Year	209,475
Cash and Cash Equivalents at End of Year	$ 302,162
Supplemental disclosure of cash flow information:	
Interest	$ -
Income taxes	$ 800

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly owned subsidiary of SCF Holdings, Inc. (the "Parent").

The Company primarily sells mutual funds, fixed and variable annuities, and life insurance. The Company has over 100 brokers with no one broker contributing an undue concentration of risk.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Concessions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Concessions are recorded on the trade date basis. Corresponding expenses are also recorded in the period they are incurred.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the year ended December 31, 2006, the Company was reimbursed $341,940 for licenses and insurance and this amount is included in the Statement of Income.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

NOTE 2 - MARKETABLE SECURITIES

Marketable securities consist of 1,500 shares of NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. Resulting unrealized gains and losses from the fluctuation in market value for these securities are included in the Statement of Income. As of December 31, 2006, the Company included $19,170 in unrealized gains in its statement of income in for the mark-to-market of these securities. The market value as of December 31, 2006, for the 1,500 shares is $46,185.

NOTE 3 - INCOME TAXES

As discussed in Note 1, the Company is a wholly owned subsidiary of SCF Holdings, Inc., and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. The current income tax provision consists of a federal liability of $44,681, and a California state liability of $13,924.

Deferred income taxes arise due to the unrealized gains on marketable securities available for sale (see Note 2), and different accounting methods used for income tax and financial reporting. The Company has recorded a 100% valuation allowance since it has determined that it is more likely than not that the deferred taxes may not be realized.

NOTE 4 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company had advanced $57,400 to its Parent. The Company repaid an advance in the amount of $1,740 to a sister company owned by the Parent.

NOTE 4 - **RELATED PARTY TRANSACTIONS (Continued)**

All lending between the Company, its Parent and sister companies are unsecured, non-interest bearing, and due on demand.

The Company follows a policy of reimbursing a sister company for certain expenses paid on behalf of the Company for office space, equipment, and personnel. For the year ended December 31, 2006, the Company reimbursed the sister company $713,200 for its share of expenses. These payments are included in other operating expenses.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006, the Company had deposits with financial institutions with uninsured cash balances totaling $119,128. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 6 - RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock based compensation payments, including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APG, Opinion No. 25, "Accounting for Stock Issued to Employees", and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the Company.

NOTE 7 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day-to-day, but on December 31, 2006, the Company's net capital of $288,234 exceeded the minimum net capital requirement by $281,075, and the Company's ratio of aggregate indebtedness ($107,386) to net capital was 0.37:1.

NOTE 8 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $58,605 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited Focus Part IIA.

Net capital per unaudited schedule			$	346,839
Adjustments:				
Provision for income taxes	$	(58,605)		
Total adjustments				(58,605)
Net capital per audited statements			$	288,234

SCF SECURITIES, INC.

Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

As of December 31, 2006

COMPUTATION OF NET CAPITAL		
Common stock	$ 560	
Additional paid-in capital	52,600	
Retained earnings	424,860	
Total Stockholder's Equity		$ 478,020
LESS: NON-ALLOWABLE ASSETS		
Receivable from related parties	$ (182,858)	
Securities, not readily marketable	-	
Total Adjustments		(182,858)
Net Capital Before Haircuts		295,162
LESS: HAIRCUTS AND UNDUE CONCENTRATION		
Money market accounts	-	
Marketable securities	-	
Undue concentration	(6,928)	
Total Haircuts on Securities and Undue Concentration		(6,928)
Net Capital		288,234
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	7,159	
Minimum dollar net capital required	5,000	
Net Capital Required (Greater of Above)		7,159
Excess Net Capital		$ 281,075

See independent auditor's report.

SCF SECURITIES, INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

As of December 31, 2006

A computation of reserve requirement is not applicable to SCF Securities, Inc. as the Company qualified for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

SCF SECURITIES, INC.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

As of December 31, 2006

Information relating to possession or control requirements is not applicable to SCF Securities, Inc. as the Company qualified for exemption under Rule 15c3-3 (k)(2)(i).

SCF SECURITIES, INC.

SUPPLEMENTARY ACCOUNTANT'S REPORT

ON INTERNAL ACCOUNTING CONTROL

REPORT PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2006

LaVine
& Associates
Certified Public Accountants, Inc.

Board of Directors
SCF Securities, Inc.
Fresno, California

In planning and performing our audits of the financial statements and supplemental schedules of SCF Securities, Inc., for the year ended December 31, 2006, we considered its internal control structure for the purpose of safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.



Mission Viejo, California
February 1, 2007

END